December 8, 2005

To:	Adam Halper
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

Re:	Merchandise Creations, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed October 18, 2005
File No.: 333-124460

Dear Mr. Halper:

The following are the Company's responses and revisions to its filing pursuant to your letter dated November 4, 2005:

General

1.

We refer you to comment 1 of our letter dated October 5, 2005.  Please supplementally list any changes made between your first and second amendments that were not illustrated in the mailed version that was the subject of our prior comment 1.  Please also confirm that all changes made between the second and third amendments were reflected in the marked copy you have provided.

For readability, the company's responses to the Commission's letters dated, May 27, 2005, August 3, 2005 and October 5, 2005, have been included with this response.  The enclosed responses from the company contain the original comments from the Commission, the company's responses to each comment and, where applicable, amendments made to the registration statement.  The current amendment to the registration statement contains highlighted and red-lined text identifying all changes made in accordance with the Commission's comments and resultant responses from the company.

2.

Additionally, we note that the current amendment again fails to reflect all of the changes that are shown in the marked courtesy copy you have provided via mail.  For example, while the marked copy refers to revenues you have generated between October 1, 2004 and June 30, 2005 at the bottom of the first page of the summary section and at the beginning of your Management's Discussion, the filed version continues to refer to the quarter ended March 31, 2005 in the same locations.  It is imperative that the filed version of your document contain the most current version of information, as the filed version is the document on which investors are relying.  Please ensure that your next amendment includes current information and corresponds to the marked courtesy copy you provide via mail.

The company has endeavored to eliminate communication lapses to assure that all information filed with the Commission is current and timely.

Re: Merchandise Creations, Inc.

November 8, 2005

3.

Finally, we note that you submitted an amended Form SB-2 by correspondence on our EDGAR system that does not show any changes, and that you have not submitted a document via EDGAR that is marked to show changes from your last amendment.  Please confirm that with your next filing you will provide a properly marked document via EDGAR that conforms to the requirements of Regulation S-T.

In all amendments, the company makes judicious use of the proper  and  tags, defining the start and end of all changes made to the registration statement, in accordance with Section 310 of Regulation S-T.  The company will strive, to the best of its ability, to assure these identifiers appear in the EDGAR version of the amendment.

4.

Please revise the entire document as necessary where reference is made to the March 31, 2005 financial statement balances to instead refer to balances as of June 30, 2005.  For example, we note that under "Business Development and Summary" and "Dependence on One or a Few Major Customers," you have referred to March 31, 2005 amounts instead of June 30, 2005 amounts.

The registration statement has been amended, accordingly.

5.

We refer you to comment 3 of our letter dated October 5, 2005.  Please revise your "Summary Information" and "Plan of Distribution" sections to disclose the states in which sales of Merchandise Creations common stock may be made, based on your response that no shares have been "blue skied" to date but that certain exemption from registration or qualification may be available.  Please also provide prominent risk factor disclosure that discusses the limitations on resale due to the absence of "blue sky" registration, listing on a national market or quotation system, or exemptions not discussed in your revised "Summary Information" and "Plan of Distribution" sections.

The "Summary Information" and "Plan of Distribution" sections have been revised to include the following disclosure:

Sales by the selling shareholders may occur in any of the 50 United States, depending upon where the potential buyers and sellers of our common stock reside or effect and consummate the transaction.  At the current time, we are unable to determine where offerings or sales may occur.

Additionally, the following risk factor has been added to page 12 of the amended registration statement:

OUR COMMON STOCK MAY NOT BE TRANSFERRABLE WITHOUT MEETING SECURITIES REGISTRATION REQUIREMENTS OR EXEMPTION THEREFROM.

Each state has its own securities laws, also known as "blue sky laws," which, in part, regulates both the offer and sale of securities.  In most instances, offers or sales of a security must be registered or exempt from registration under these blue sky laws of the state or states in which the security is offered and sold.  The laws and filing or notification requirements tend to vary between and among states.  We have not blue skied our securities in any jurisdiction and have not identified any exemptions from registration.  As a result, investors in our common stock may have difficulty selling their shares unless they are able to register their holdings or find an exemption therefrom.

Re: Merchandise Creations, Inc.

November 8, 2005

Management's Discussion and Plan of Operation

Plan of Operation, page 17

Interim Statement of Operations for the Six Months Ended June 30, 2005, page 35

The Company has amended the registration statement to replace the June 30, 2005 financial statements with financial statements through the period ended September 30, 2005.  The registration statement has been revised throughout to reflect the updated financial information.

6.

Please tell us why no costs are reflected for the sales in the quarter ended June 30, 2005.

The statements of operations have been revised to reflect $2,729 in Cost of Goods Sold for the period ended September 30, 2005.

7.

Please revise the discussion of revenue recognition in Note 2 to clarify the specific nature of revenue earned during the period, as well as the associated revenue recognition policies.

The Revenue and Cost Recognition footnote has been revised to expand the disclosure regarding the nature of the revenue recognized and the Company's revenue recognition policies, as follows:

Revenue Recognition

Currently, the Company has one primary source of revenue:  the sale of promotional merchandise for local musicians.

The Company's revenue recognition policy for this source of revenue is as follows: the Company relies on Staff Accounting Bulletin Topic 13, in determining when recognition of revenue occurs.  The main criteria that the Company meets when determining when revenue is realized or realizable and earned, is when the Company has persuasive evidence of an order being initiated.  Typically, the Company recognizes revenue when orders are placed which usually occurs at live events, thus revenue is usually recognized immediately.

Cost is recorded on the accrual basis as well, when the services are incurred rather than when payment is made.

In addition to the amendments made in accordance with the above comments, please note that the Company's agreement with Mr. Tommy Alverson has expired as of December 1, 2005.  The registration statement has been revised throughout to reflect this fact.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Robert Turner at (972) 987-5880.

Sincerely,

/s/ Robert Turner

Robert Turner

President

Attachments:

Form SB-2 amendment 4, marked